Exhibit 99.12

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

January 31, 2012

(Stated in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Stated in Thousands of Canadian Dollars)

		January 31,	October 31,	November 1,
	Notes	2012	2011	2010
			(Note 15)	(Note 15)

ASSETS
Current assets
Cash and cash equivalents	5	$14,330	$16,864	$18,266
Trade and other receivables	6	6,167	6,013	9,070
Inventory		24,691	26,228	17,536
Prepaid expenses		4,021	3,125	3,109
Income tax receivable		—	79	—
Total current assets		49,209	52,309	47,981
Non-current assets
Deferred tax asset		73	97	97
Property, equipment and leasehold improvements		9,112	8,960	4,160
Intangible assets		10,757	10,882	10,306
Goodwill		8,164	8,518	7,715
Total non-current assets		28,106	28,457	22,278
Total assets		$77,315	$80,766	$70,259

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$32,470	$36,098	$26,348
Provisions		846	1,057	664
Income taxes payable		486	—	44
Finance lease obligation		1,025	2,646	811
Other current liabilities		237	280	88
Total current liabilities		35,064	40,081	27,955
Non-current liabilities
Other long-term liabilities		815	859	425
Finance lease obligation		1,988	1,911	2,508
Long-term debt	7	3,799	1,500	—
Deferred tax liability		2,980	3,306	3,359
Total non-current liabilities		9,582	7,576	6,292
Total liabilities		44,646	47,657	34,247

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,404,157 common shares [2011- 56,221,157]		40,937	40,667	39,176
Share-based payments reserve		3,166	2,934	2,610
Accumulated other comprehensive earnings (loss)		(374)	372	—
Deficit		(11,060)	(10,864)	(5,774)
Total Equity		32,669	33,109	36,012
TOTAL LIABILITIES AND EQUITY		$77,315	$80,766	$70,259

Contingencies (Note 14)

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Stated in Thousands of Canadian Dollars, except per share amounts)

Three months ended January 31	Notes	2012	2011
			(Note 15)

Sales		$46,849	$40,612
Cost of sales		27,833	24,159
Gross profit		19,016	16,453

Fulfillment		4,153	4,006
Selling and marketing		10,114	9,327
General and administration		4,692	5,976
Results from operating activities		57	(2,856)

Financing costs		191	218

Loss before income taxes		(134)	(3,074)

Income tax expense - current		329	44
Income tax recovery - deferred		(267)	(736)
Net loss for the period		(196)	(2,382)

Other comprehensive earnings (loss)
Currency translation differences		(746)	391
Total comprehensive loss for the period		$(942)	$(1,991)

Basic loss per share		$(0.00)	$(0.04)
Diluted loss per share	12	$(0.00)	$(0.04)

Weighted average number of common shares outstanding - basic		56,267,005	55,417,298
Weighted average number of common shares outstanding - diluted	12	56,267,005	55,417,298

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Stated in Thousands of Canadian Dollars)

Three months ended January 31	2012	2011
Cash provided by (used in)
Operating activities
Net loss for the period	$(196)	$(2,382)
Adjustments for:
Depreciation and amortization	656	624
Share-based payments	312	177
Deferred income taxes	(267)	(504)
Amortization of lease inducement	(24)	377
Unrealized foreign exchange loss	(47)	—
Interest expense, net	125	61
Changes in non-cash operating working capital	(2,396)	(3,062)
Income tax paid	(26)	—
Net cash used in operating activities	(1,863)	(4,709)

Financing activities
Proceeds from share options exercised	190	98
Cost of common shares purchased for cancellation	—	(3,011)
Increase in long-term debt	2,299	1,500
Decrease in finance lease obligation	(1,964)	(204)
Interest received	23	21
Interest paid	(147)	(82)
Net cash from (used in) financing activities	401	(1,678)

Investing activities
Repayment from (advances to) related parties	16	(3)
Acquisition of property, equipment and leasehold improvements	(689)	(336)
Acquisition of intangible assets	(363)	(77)
Disposition of property and equipment	—	343
Net cash used in investing activities	(1,036)	(73)

Effect of exchange rate changes on cash and cash equivalents	(36)	(84)

Decrease in cash and cash equivalents, in the period	(2,534)	(6,544)
Cash and cash equivalents, beginning of period	16,864	18,266
Cash and cash equivalents, end of period	$14,330	$11,722

Supplemental disclosure of cash flow information:

Non-cash financing activities:
Assets acquired under capital lease	$426	$603

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(Stated in thousands of Canadian Dollars)

				Accumulated
			Share-based	Other
	Number of		payments	Comprehensive
	Common Shares	Share Capital	reserve	Income (Loss)	Deficit	Total Equity
Balance at November 1, 2010	55,396,171	$39,176	$2,610		$(5,774)	$36,012
Net loss					(2,382)	(2,382)
Other comprehensive income				391		391
Share based payments expense			177			177
Issue of shares on exercise of share options	96,500	98				98
Purchase and cancellation of shares	(397,700)	(301)			(387)	(688)
Reclassification of grant date fair value on exercise of share options		36	(36)
Balance at January 31, 2011	55,094,971	$39,009	$2,751	$391	$(8,543)	$33,608

Balance at October 31, 2011	56,221,157	$40,667	$2,934	$372	$(10,864)	$33,109
Net loss					(196)	(196)
Other comprehensive loss				(746)		(746)
Share based payments expense			312			312
Issue of shares on exercise of share options	183,000	190				190
Reclassification of grant date fair value on exercise of share options		80	(80)			—
Balance at January 31, 2012	56,404,157	$40,937	$3,166	$(374)	$(11,060)	$32,669

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global electronic retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

The head office along with the registered and records office of Coastal is located at 320 - 2985 Virtual Way, Vancouver, B.C. Canada V5M 4X7.

2. BASIS OF PREPARATION

a) Statement of Compliance

Coastal’s condensed consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations. As these condensed consolidated interim financial statements are Coastal’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and with IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”). Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. Results for the period ended January 31, 2012, are not necessarily indicative of future results.

Coastal’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). CGAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the CGAAP financial statements to comply with IFRS. Note 15 contains reconciliations and descriptions of the effect of the transition from CGAAP to IFRS on equity as at November 1, 2010, October 31, 2011 and January 31, 2011, and the statement of comprehensive loss for the three months ended January 31, 2011 and for the year ended October 31, 2011.

IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as at October 31, 2012, subject to certain optional exemptions and certain mandatory exceptions to full retrospective application for first time IFRS adopters. Coastal’s selected optional exemptions are described in Note 15.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on March 12, 2012.

b) Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

2. BASIS OF PREPARATION (Continued)

c) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of Coastal and its wholly-owned subsidiaries. Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

d) Use of Estimates and Judgments

The preparation of Coastal’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The areas of estimation and judgment that management considers most significant include but are not limited to the following:

i)                 Estimated useful life of assets: In determining the useful life of assets, management reviews historical useful lives of similar assets or consults with asset vendors. Management performs annual reviews for factors that change the initial estimate of an asset’s useful life. Where it is determined that the useful life is shorter than initially estimated, the amortization or depreciation rate is adjusted to reflect the change. If the useful life turns out to be longer than initially estimated, no adjustment is made.

ii)              Inventory obsolescence provision: In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES

Business Combinations

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred.

Revenue recognition

Revenue from product sales is recognized when the product has been shipped to the customer, as it is probable that the economic benefits will flow to Coastal and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts and sales taxes or duty. A provision is made for product returns and doubtful accounts receivable. Deferred revenue includes revenue collected in advance of the product being shipped to the customer.

Foreign currency translation

The presentation currency of Coastal is the Canadian dollar. The functional currency of the parent entity is the Canadian dollar. Items included in the financial statements of each of Coastal’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur.

Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The resultant translation adjustments are presented within shareholders’ equity in accumulated other comprehensive income as foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of acquisition of three months or less.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value represents estimated selling prices in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Estimates of residual values and useful lives are reviewed annually and, if necessary, changes are accounted for prospectively. Depreciation commences on the date the asset is available for use, as intended by management. Depreciation is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Furniture, fixtures and equipment	10% - 20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer software	100% declining balance
Customized ERP software	5 years straight-line
Customer lists	5 years straight-line
Website development	5 years straight-line

The useful lives of Coastal’s identifiable intangible assets are reviewed annually. In relation to acquired intangible assets, Coastal applies management judgment to determine the amortization period based on the expected useful lives of the respective assets. Coastal also applies management judgment to assess annually the indefinite useful life assumption applied to certain acquired intangible assets.

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the asset or cash-generating unit to which it relates.

Goodwill

Goodwill arises upon the acquisition of subsidiaries and represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the cash-generating unit to which the goodwill relates.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on deferred taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, deferred tax assets are recognized to the extent their realization is more likely than not.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date. Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and Coastal intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, Coastal’s results of operations and financial position could be materially impacted.

Share-based payments

Coastal grants share-based awards, including options, as an element of compensation to directors, officers, employees and service providers. Details of Coastal’s share purchase option plan are disclosed in Note 9 below.

Coastal uses the Black-Scholes option pricing model to measure the fair value for all share options granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period including an estimated forfeiture rate based on historical data. Actual forfeitures are adjusted as they occur. Each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the statement of comprehensive earnings with a corresponding entry within equity, against share based compensation reserve. No expense is recognised for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Impairment of non-current assets

At each reporting date, Coastal reviews its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent of other assets, Coastal estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Coastal has determined that it has two CGU’s comprised of the Canadian operation which manage the websites and orders for the following countries: New Zealand, USA, Japan, Australia and the United Kingdom and the Swedish operation which manages the websites and sales of all the European branches. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the statement of comprehensive earnings. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized for the asset or CGU in prior years. A reversal of impairment is recognized as a gain in the statement of comprehensive income.

Financial instruments

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, accounts receivable, accounts payable and accrued liabilities.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

All financial assets and liabilities are recognized when Coastal becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets classified as “loans and receivables” and “financial liabilities” are measured at amortized cost.

Cash and cash equivalents are designated as “loans and receivables” and are measured at fair value. Receivables are designated as “loans and receivables”. Accounts payable and accrued liabilities, taxes payable and finance lease obligations are designated as “financial liabilities”.

Impairment and uncollectibility of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

Leases

Leasing contracts are classified as either financing or operating leases. Where the contracts are classified as operating leases, rental payments are included in the statement of comprehensive earnings on a straight-line basis over the lease term. Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of executor costs.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

4. NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

5. CASH AND CASH EQUIVALENTS

Coastal has the Canadian dollar equivalent of $1.5 million which is restricted as security for certain valued added tax payments and retainers for professional services.

6. RELATED PARTY BALANCES AND TRANSACTIONS

	2012	2011

Promissory notes receivable	$199	$211

Included in other receivables are three promissory notes outstanding, due from Coastal employees totalling $0.2 million, of which $0.05 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding from its Chief Executive Officer, its Chief Financial Officer or any of its directors of the board at January 31, 2012, October 31, 2011 and November 1, 2010.

7. LONG-TERM DEBT

Coastal has an operating line of credit, secured with a General Security Agreement over all assets, totaling $6.0 million with interest payable at the lender’s prime rate plus 2.0%. The balance is due for repayment on March 31, 2013. As at January 31, 2012 $3.8 million (2011 — $1.5 million) was outstanding on this line of credit.

8. OPERATING FACILITY

A subsidiary of Coastal has access to a secured operating facility, totaling 30 million Swedish Krona (Canadian dollar equivalent of approximately $4.4 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate. As at January 31, 2012 there were no balances outstanding on this facility.

9. SHARE-BASED PAYMENTS

Coastal’s shareholders adopted share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

9. SHARE-BASED PAYMENTS (Continued)

Governance Committee. The options have terms ranging from one to five years and generally vest over periods of up to 36 months.

Share purchase option activity for the three months ended January 31, 2012:

	Number of Options	Exercise Price $
Outstanding at November 1, 2010	4,748,000	0.80 - 1.49
Granted	1,615,000	1.62 - 2.80
Exercised	(1,171,500)	0.80 - 1.62
Expired	—	—
Cancelled/Forfeited	(320,000)	0.80 - 1.62
Outstanding at October 31, 2011	4,871,500	0.80 - 2.80
Granted	754,000	2.62
Exercised	(183,000)	0.89 - 1.14
Expired	(4,000)	1.09
Cancelled/Forfeited	—	—
Outstanding at January 31, 2012	5,438,500	0.80 - 2.80

The following table summarizes information about Company share purchase options outstanding as at January 31, 2012:

	Share purchase options Outstanding			Share purchase options Exercisable
		Weighted average
	Number of	remaining		Number of
Range of exercise	common shares	contractual life	Weighted average	common shares	Weighted average
price $	issuable	(years)	exercise price $	issuable	exercise price $
0.80 - 0.99	1,051,000	1.56	0.84	1,051,000	0.84
1.00 - 1.14	766,000	1.03	1.09	739,000	1.10
1.15 - 1.62	2,032,500	3.56	1.49	904,669	1.48
1.63 - 2.80	1,589,000	4.69	2.68	140,500	2.80
	5,438,500	3.15	1.66	2,835,169	1.66

The weighted average fair value of options granted during the three month period ended January 31, 2012 was $0.96 (January 31, 2011 — $0.63) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

	2012	2011
Dividend yield	0%	0%
Expected volatility	48.9%	48.2%
Risk free interest rate	1.0%	2.1%
Expected lives	3.53 years	3.71 years

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices over the last three and a half years.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

10. EMPLOYEE SHARE OWNERSHIP PLAN

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal through the open market. Approximately one half of our employees are eligible to participate in the ESOP.

Coastal’s share of contribution made during the three month period ended January 31, 2012 totaled $0.1 million (January 31, 2011: $0.1 million).

11. EXPENSES BY NATURE

Three month period ending Janaury 31	2012	2011
Changes in inventories of finished goods and raw materials	$24,206	$22,188
Employee expenses	8,692	7,904
Depreciation and amortization	656	624
Advertising	5,004	5,557
Other expenses	8,234	7,195
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$46,792	$43,468

Three month period ending Janaury 31	2012	2011
Wages and salaries	$8,186	$7,128
Share-based compensation expense	312	177
Other benefits	194	599
Total employee expenses	$8,692	$7,904

12. EARNINGS PER SHARE

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares. There were no adjustments included in the calculation as all options convertible during the three month period ended January 31, 2012, into 2,064,009 (January 31, 2011 - 1,344,723) shares are anti-dilutive, resulting in reducing the calculated diluted loss per share.

13. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. SEGMENTED INFORMATION (Continued)

By Region	Canada	Sweden	USA	Norway	Other	Total

Sales
Three months ended January 31, 2012	13,822	8,557	6,410	4,605	13,455	46,849
Three months ended January 31, 2011	10,136	7,669	5,990	4,568	12,249	40,612

Non-current assets
As at January 31, 2012	10,891	9,862	660	—	6,620	28,033
As at October 31, 2011	10,767	10,023	724		6,846	28,360

By Product Type	Contact Lenses	Glasses	Total
Three months ended January 31, 2012	36,588	10,261	46,849
Three months ended January 31, 2011	34,322	6,290	40,612

14. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal action by a former employee, for which Coastal has accrued their best estimate and does not believe that there is an exposure in excess of the accrual.

Coastal is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. The impact on Coastal’s future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims, if any. To date, Coastal has not incurred material costs related to indemnifications.

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are Coastal’s first consolidated interim financial statements prepared in accordance with IAS 34. The accounting policies described in Note 3 have been applied in preparing the consolidated interim financial statements for the three months ended January 31, 2012, the comparative information presented in these interim financial statements for the three months ended January 31, 2011 and in the preparation of consolidated statements of financial position as at November 1, 2010 and October 31, 2011. November 1, 2010 was Coastal’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, Coastal has adjusted amounts previously reported in financial statements prepared in accordance with CGAAP. An explanation of how the transition from previous CGAAP to IFRS has affected Coastal’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The following are the optional exemptions available under IFRS 1 that Coastal has elected to apply to its opening statement of financial position as at November 1, 2010:

Business Combinations — IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under CGAAP but which meet the definition of a business under IFRS.

Share-based payments — This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. Coastal has elected not to apply IFRS 2 to awards that vested prior to November 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 15(a) below.

Leases — IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. Coastal may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. Coastal has applied this exemption when retrospectively applying IAS 17, Leases.

Cumulative translation differences - IAS 21, The Effects of Changes in Foreign Exchange Rates requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, Coastal can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. Coastal has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error. Coastal’s IFRS estimates as of November 1, 2010, January 31, 2011 and October 31, 2011 are consistent with its CGAAP estimates for the same dates.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of equity and comprehensive income as previously reported under CGAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive income (loss) for comparative periods reported under previous GAAP. The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by Coastal under CGAAP.

Consolidated statements of financial position

			Effect of			Effect of			Effect of
			Transition			Transition			Transition
		CGAAP	to IFRS	IFRS	CGAAP	to IFRS	IFRS	CGAAP	to IFRS	IFRS
	Note	November 1, 2010			October 31, 2011			January 31, 2011

ASSETS
Current Assets
Cash and cash equivalents		18,266		18,266	16,864		16,864	11,722		11,722
Trade and other receivables		9,070		9,070	6,013		6,013	9,196		9,196
Inventory		17,536		17,536	26,228		26,228	21,362		21,362
Prepaid expenses		3,109		3,109	3,125		3,125	4,470		4,470
Income taxes recoverable		—			79		79	358		358
Total current assets		47,981		47,981	52,309		52,309	47,108		47,108
Non- current assets
Deferred tax asset		97		97	97		97	806		806
Property, equipment and leasehold
improvements		4,160		4,160	8,960		8,960	4,726		4,726
Intangible assets		10,306		10,306	10,882		10,882	10,345		10,345
Goodwill		7,715		7,715	8,518		8,518	7,898		7,898
Total non-current assets		22,278		22,278	28,457		28,457	23,775		23,775
Total assets		70,259	—	70,259	80,766	—	80,766	70,883	—	70,883

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		26,348		26,348	36,098		36,098	26,886		26,886
Provisions		664		664	1,057		1,057	529		529
Income taxes payable		44		44	—		—	—		—
Finance lease obligation		811		811	2,646		2,646	921		921
Other current liabilities		88		88	280		280	171		171
Total current liabilities		27,955	—	27,955	40,081	—	40,081	28,507	—	28,507
Non- current liabilities
Other long-term liabilities		425		425	859		859	713		713
Finance lease obligation		2,508		2,508	1,911		1,911	3,139		3,139
Long-term debt		—		—	1,500		1,500	1,500		1,500
Deferred tax liability		3,359		3,359	3,306		3,306	3,416		3,416
Total non-current liabilities		6,292		6,292	7,576		7,576	8,768		8,768
Total liabilities		34,247	—	34,247	47,657	—	47,657	37,275	—	37,275

Equity
Share capital
Authorized:
Unliminted common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,221,157 common shares [2010- 55,396,171]		39,176		39,176	40,667		40,667	39,009		39,009
Share-based payments reserve	a	2,663	(53)	2,610	3,208	(274)	2,934	2,851	(100)	2,751
Accumulated other comprehensive income	a, b	(3,783)	3,783	—	(3,411)	3,783	372	(3,392)	3,783	391
Deficit	c	(2,044)	(3,730)	(5,774)	(7,355)	(3,509)	(10,864)	(4,860)	(3,683)	(8,543)
Total Equity		36,012	—	36,012	33,109	—	33,109	33,608	—	33,608
TOTAL LIABILITIES AND EQUITY		70,259	—	70,259	80,766	—	80,766	70,883	—	70,883

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Consolidated statements of comprehensive earnings (loss)

			Effect of			Effect of
			Transition to			Transition to
		CGAAP	IFRS	IFRS	CGAAP	IFRS	IFRS
	Note	Three Months Ended January 31, 2011			Year Ended October 31, 2011

Sales		40,612		40,612	184,097		184,097
Cost of sales	a, d	29,106	(4,947)	24,159	129,395	(22,335)	107,060
Gross profit		11,506	4,947	16,453	54,702	22,335	77,037

Fulfillment	a, d	—	4,006	4,006	—	17,522	17,522
Advertising	d	5,556	(5,556)	—	26,636	(26,636)	—
Selling and marketing	a, d		9,327	9,327		43,645	43,645
Selling, general and administration	d	8,005	(8,005)	—	29,056	(29,056)	—
General and administration	a, d		5,976	5,976		20,505	20,505
Amortization	d	624	(624)	—	2,825	(2,825)	—
Share-based compensation	d	224	(224)	—	1,044	(1,044)	—
Interest expense	d	61	(61)	—	275	(275)	—
Foreign exchange (gains) loss	d	157	(157)	—	(151)	151	—
Results from operating activities		(3,121)	265	(2,856)	(4,983)	348	(4,635)

Financing costs	d		218	218		127	127
Earnings (loss) before income taxes		(3,121)	47	(3,074)	(4,983)	221	(4,762)
Income tax expense (recovery) - current		44		44	30		30
Income tax expense (recovery) - deferred		(736)		(736)	(89)		(89)
Net earnings (loss) for the period		(2,429)	47	(2,382)	(4,924)	221	(4,703)

Other comprehensive earnings (loss)
Currency translation differences		391		391	372		372
Total comprehensive earnings (loss) for the period		(2,038)	47	(1,991)	(4,552)	221	(4,331)

Deficit, beginning of period		(2,044)	(3,730)	(5,774)	(2,044)	(3,730)	(5,774)
Premium on purchase of common shares for cancellation		(387)		(387)	(387)		(387)
Deficit, end of period		(4,860)	(3,683)	(8,543)	(7,355)	(3,509)	(10,864)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of Coastal. The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with CGAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. Cash flows relating to interest and income tax are separately presented within the relevant cash flow categories. Under CGAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from financing activities’ within the consolidated statement of cash flows under IFRS.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

15. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes to the reconciliation of equity and comprehensive earnings (loss) as previously reported under CGAAP to IFRS

a) Re-measurement of unvested options

As allowed by CGAAP, Coastal made a single fair value estimate for all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, Share-based Payment, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of share-based awards at the time that equity instruments were granted. This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

b) Reclassification of foreign currency translation reserve

On transition to IFRS, Coastal has chosen to apply the election in IFRS 1 regarding IAS 21, The Effects of Changes in Foreign Exchange Rates for the foreign currency translation reserve that existed at the date of transition to IFRS. This eliminates the foreign currency translation reserve and adjusts the deficit by the same amount at the Transition Date.

c) Adjustments impacting deficit

	November 1,	January 31,	October 31,
	2010	2011	2011
Deficit
Re-measurement of unvested share options	$53	$47	$221
Reclassification of foreign currency translation reserve from other comprehensive earnings to deficit	(3,783)
	$(3,730)	$47	$221

The above changes (increased) decreased the accumulated deficit of Coastal.

d) Financial statement presentation

Certain account balances in the consolidated statements of financial position and comprehensive earnings (loss) have been reclassified to conform with IFRS requirements. The reclassifications include the presentation of certain account balances as separate line items and renaming certain account balances to conform with IFRS terminology. In addition, under IFRS, the Coastal has elected to present the consolidated statement of comprehensive earnings (loss) on a functional classification basis and has reclassified the expenses accordingly.